CS Financing Corporation
21 Tamal Vista Blvd., Suite 230
Corte Madera, CA 94925
415-927-7302

Mark Williams
Chief Financial Officer

December 23, 2008

Ms. Babette Cooper
Division of Corporation Finance,
Mail Stop 4561
Securities and Exchange Commission
Washington, DC 20549

Re:	CS Financing Corporation (the “Company”)
Form 10-KSB for Fiscal Year Ended
December 31, 2007
Filed March 31, 2008
Forms 10-Q for Fiscal Quarter Ended
September 30, 200
Filed November 13, 2008
File No. 333-129919

Dear Ms. Cooper:

This letter is in response to the comment letter of the Staff dated December 16, 2008 with respect to the above-captioned items.  For your convenience, we have reproduced the Staff’s comment preceding each response.

Form 10-KSB as of December 31, 2007

1.           Changes in Accountants.

We note you engaged new auditors for the fiscal year ending December 31, 2007.  Our records do not indicate that you have filed the required Item 4.01 Form 8-K. Please file this Form 8-K immediately.  The Form 8-K should include all disclosures required by Item 304 of Regulation S-K and a letter from any former accountant.

Response:  The Company disclosed in its Form 10-QSB for the quarter ending March 31, 2007 (filed May 11, 2007) the material facts and circumstances surrounding its engagement of new auditors.  Item 5.02 of such Form 10-QSB states, in relevant part, that:

“Effective as of May 8, 2007, Virchow, Krause & Company, LLP (‘Virchow’) informed the Company that it declined to stand for re-election and that the client-auditor relationship between Virchow and the Company ceased….

During the period beginning on August 19, 2005 (inception) and through the effective date of Virchow’s departure (‘Relevant Period’), there have been no disagreements between the Company and Virchow on any matters of accounting principle or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to its satisfaction, would have caused Virchow to make reference to the subject matter of such disagreements in connection with its reports.  Also, during the Relevant Period, there were no reportable events as described in Item 304(a) of Regulation S-B (‘Reportable Events’) issued by the Securities and Exchange Commission (the ‘Commission’).

We have provided Virchow with a copy of the foregoing disclosures and have requested, pursuant to the rules of the Commission, that Virchow provide us with a letter addressed to the Commission stating whether Virchow agrees with the statements set forth in this subsection, and if not, stating the respects in which it does not agree.  Such letter is filed as an exhibit to this Form 10-QSB as Exhibit 16.1.

On May 8, 2007, we engaged L.L. Bradford & Company, LLC (‘LL Bradford’) as our independent registered public accounting firm to audit our financial statements for the current fiscal year.  The engagement of LL Bradford was approved by the board of directors.

During the Relevant Period, neither we nor to our knowledge anyone acting on our behalf consulted with LL Bradford regarding either (i) the application of accounting principles to a specified transaction (either completed or proposed), (ii) the type of audit opinion that might be rendered on the Company’s financial statements, or (iii) any Reportable Event.”

The Company’s Form 10-QSB for the quarter ending March 31, 2007 was filed within three days of both the resignation of Virchow, Krause & Company, LLP as the Company’s certifying accountants and the appointment of L.L. Bradford & Company, LLC as the Company’s new certifying accountants, and so within the deadline contemplated by the requirements of Form 8-K.  The Company understands that, generally, a Form 8-K triggering event occurring within four business days before a registrant’s filing of a periodic report may be disclosed in that periodic report.  The Company has since become aware, however, of Staff guidance to the effect that changes in certifying accountants should be made on Form 8-K, even when occurring within four business days of the filing of a registrant’s quarterly report.1

The instructions for Item 5 of Form 10-Q state that:

“The registrant must disclose under this item any information required to be disclosed in a report on Form 8-K during the period covered by [the] Form 10-Q, but not reported, whether or not otherwise required by [the] Form 10-Q.  If disclosure of such information is made under this item, it need not be repeated in a report on Form 8-K which would otherwise be required to be filed with respect to such information or in a subsequent report on Form 10-Q.”

Having failed to disclose the change in certifying accountants in a Form 8-K, the Company reported such triggering event in its Form 10-QSB for the relevant period, as per the instructions to Item 5 of Form 10-Q.  Please confirm whether this is sufficient, or whether the Staff would also require the Company to report the event on a Form 8-K.

Certifications.

2.
In paragraph 4d of your certifications for the Form 10-KSB and the Forms 10-Q that follow, we note you have left out the language that should state you evaluated the disclosure controls and procedures and “presented in this report our conclusions about the effectiveness on disclosures controls and procedures.”  Please refer to Item 601(b)(31) of Regulation S-K and revise further filings accordingly.

Response:  The Company has referred to such Item, and will revise its future filings accordingly.

Form 10-Q as of September 30, 2008

(Note 2 - Investment in Note Receivable, page F-7)

3.           We note your disclosure stating that the two residential properties in San Francisco have gone into default and RES is in the process of taking possession of the properties and completing the project themselves.  Please give us an update as of the present date as to whether your loan with RES is still current and not in default.  Tell us if RES continues to make principal and interest payments on a timely basis.  Please tell us how you concluded that no provision for bad debt was needed on these loans considering the underlying projects have defaulted.

Response: The Company has loaned money to RES, who, in turn, has made construction loans.  One of these loans defaulted and RES took over the completion of the real estate construction and expects to complete the construction within the timeline of the original construction project.  Upon maturity of the loan, RES has told us that it expects to be able to pay the full payment of principal and interest and accordingly no bad debt reserve has been taken against the loan to RES.

Closing Information

In connection with responding to our comments, please provide, in writing, a statement from the registrant acknowledging that:

•	the registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•	the registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response: The Company acknowledges that:

1.	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

2.	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respects to the filing; and

3.	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please don’t hesitate to contact me, or Richard Dobson (our General Counsel) at the above telephone number, if you have any questions.

Sincerely,

__/s/ Mark Williams__
Mark Williams
Chief Financial Officer
CS Financing Corporation

cc:           Richard Dobson, Esq.

1 Such guidance is contained in the Staff’s telephone interpretations for Exchange Act Form 8-K.  See:  http://www.sec.gov/divisions/corpfin/guidance/8-kinterp.htm